Free Writing Prospectus
Filed Pursuant to Rule 433

SAMSON OIL & GAS LIMITED (ASX:SSN; NYSE MKT: SSN)

NON RENOUNCEABLE RIGHTS OFFER: CLOSING DATE

Denver – 23 May 2012 | Perth - 24 May 2013

Samson Oil & Gas Limited (“Samson” or “the Company”) (ASX : SSN; NYSE MKT: SSN) advises that the closing date, being the last day for acceptances and payments for the current non renounceable rights offer, for holders of American Depositary Shares in the USA will occur at 5.00 pm New York time on Friday, May 24,2013 and, for holders of ordinary shares traded on the ASX in Australia, will occur at 5.00 pm Perth time on Friday, May 31, 2013.

The final combined US and Australian timetable follows:

Event	Date	Date
	Australian market	USA market
Announcement of Offer	22 March 2013	22 March 2013
Record Date to determine entitlements to New Shares and New Options (Rights)	8 April 2013	8 April 2013
Prospectus and Entitlement and Acceptance Forms dispatched	9 April 2013	9 April 2013
Last day for acceptance and payment (Closing Date)	31 May 2013	24 May 2013
New Shares and New Options quoted on ASX on deferred settlement basis	3 June 2013	3 June 2013
Issue of New Shares / New Options and dispatch of holding statements	11 June 2013	11 June 2013
Trading in New Shares commences*	12 June 2013	12 June 2013
Trading in New Options commences*	12 June 2013	Not listed

   * Anticipated.

Free Writing Prospectus
Filed Pursuant to Rule 433

How to Subscribe

For ADS holders, subscriptions and full payment of the ADS deposit amount must be received by the rights agent, The Bank of New York Mellon (“BNY Mellon”), by 5:00 p.m. New York City time on May 24, 2013.

For ordinary shareholders, subscriptions and full payment of the ordinary shares subscription amount must be received by the Company’s share registry, Security Transfer Registrars Pty Ltd by 5:00 p.m. Perth time on May 31, 2013.

American Depositary Shares. DTC participants (such as a bank or stock brokerage firm) and registered holders of ADSs (i.e., those holding ADSs directly with BNY Mellon rather than through DTC or a stock brokerage firm) who wish to participate in the Rights Offer should immediately contact the rights agent to exercise their rights. Such exercise will require payment of the deposit amount and completion of the ADS Subscription & Oversubscription Form for Registered ADS Holders attached as Appendix A to Samson’s April 3, 2013, Prospectus Supplement filed with the SEC. A copy of the Prospectus Supplement and the Form are available from the rights agent, BNY Mellon, or by calling the information agent, Georgeson, Inc. at 800-2223-2064 (banks and broker-dealers) or 800-213-0473 (retail investors). The Prospectus Supplement and the Form are also available at www.sec.gov/edgar/searchedgar/webusers.htm.

Retail investors wishing to participate in the Rights Offering who are beneficial owners of ADSs held of record by DTC, a stock brokerage firm or other financial intermediary should immediately contact their financial intermediaries to arrange for the exercise of the rights and payment of the deposit amount. Beneficial owners are urged to consult their financial intermediary without delay to ensure the effective exercise of the rights.

Ordinary Shares. The ordinary shareholder subscription form is also attached to the April 3, 2013, Prospectus Supplement filed with the SEC as Appendix B. The Prospectus Supplement, including all forms and appendices thereto, is available at www.sec.gov/edgar/searchedgar/webusers.htm. Ordinary shareholders may also contact the Company's share registry, Security Transfer Registrars, 770 Canning Highway, Applecross, Western Australia 6153, telephone +618 9315 2333.

Pricing The Offering has been priced in Australian currency and, as a consequence of the recent weakening of the Australian Dollar, the 2.5 Australian cents issue price for Ordinary Shares translates to a ADS price (representing 20 Ordinary Shares) of US$ 48 cents based on the exchange rate of 0.9612 published by the Reserve Bank of Australia (RBA) on May 23rd. The actual ADS price will be determined by the exchange rate published by the RBA on June 10, 2013.

For and on behalf of the Board

SAMSON OIL & GAS LIMITED

DENIS RAKICH	For further information, please contact Terry Barr, CEO, on 303 296
Company Secretary	3994 (US office) or 970 389 5047 (US cell)

Free Writing Prospectus
Filed Pursuant to Rule 433

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any of Samson’s securities, nor shall there be any offer or sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful without registration or qualification under the securities laws of the jurisdiction. While Samson has filed a registration statement with the U.S. Securities and Exchange Commission relating to a proposed Rights Offering to its shareholders, that offering will be made only by means of a prospectus. The U.S. prospectus and prospectus supplement for the Rights Offering are available at www.sec.gov/edgar/searchedgar/webusers.htm. The Australian prospectus is available at www.asx.com.au. A copy of the U.S. prospectus and prospectus supplement may be obtained from the information agent, Georgeson Inc. at (800)-213-0473.

Statements made herein that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “intend”, “expect”, “anticipate”, “should” or “will.”

Future events may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual events to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's report to the U.S. Securities and Exchange Commission on Form 10-K, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.

Samson’s ordinary shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's ADSs are traded on the New York Stock Exchange MKT under the symbol "SSN".  Each ADS represents 20 fully paid ordinary shares. Samson has a total of 2,813 million ordinary shares issued and outstanding, which would be the equivalent of 141 million ADSs.  Accordingly, based on the NYSE MKT closing price of US$0.49 per ADS on May 23rd, 2013, the Company has a current market capitalization of approximately US$69 million.  Correspondingly, based on the ASX closing price of A$0.024 on May 23rd, 2013, the Company has a current market capitalization of A$67.5 million.